FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                    AMS HOMECARE INC.

(Registrant)

Date: July 8, 2005

                                                                                                                                                     By:

                                                                                                                                                    "Harj Gill"

 Harj Gill

              Its:       CEO

(Title)

1360 Cliveden Ave
Delta, BC
V3M 6K2
Canada

FOR IMMEDIATE RELEASE

AMS Homecare To Acquire Vytron Communications

Vancouver, B.C., July 05, 2005- AMS Homecare (OTCBB:AHCKF): a national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population, is pleased to report that the company has agreed to acquire a fifteen percent interest in Vytron Communications of Toronto for $1.5 million dollars CDN.  The funds are to be allocated for the purchase of certain assets, which AMS Homecare will own jointly and in addition the investment will include a fifteen percent interest in the shares of Vytron Communications.  The company has also negotiated the first right of refusal to acquire an additional 40% of Vytron over the next five years.

Vytron Communications is a CRTC registered non-domestic carrier and reseller of Bell Telephone services and equipment. Vytron is active in biometric security systems, automation, telephone, Internet and Ethernet Services providing industries software solutions for Communication and Security services.

The acquisition allows the Company to acquire assets that further its vision of providing improved security and monitoring in Healthcare facilities.  The Company will work closely with Vytron and its partners, consultants and associates to implement a plan that will expand the services offered by Vytron and by AMS.  The company hopes to close the transaction in a phased manner over the next few months.

The company continues to negotiate to acquire an equity interest in another technology company.  Updates will be provided as progress is made with the negotiations. The company is in negotiation with its financiers and new financiers on obtaining additional funding.

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com .

For further information contact:

Daryl Hixt, at AMS Homecare

Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.